Hotels By Day

PROFIT AND LOSS
January - December 2019

	TOTAL
Income	
Cash Back Rewards	3,700.00
Services	412,810.33
Total Income	**$416,510.33**
Cost of Goods Sold	
Cost of Goods Sold	14,115.46
Total Cost of Goods Sold	**$14,115.46**
GROSS PROFIT	**$402,394.87**
Expenses	
Advertising & Marketing	
Agency	16,947.32
Banners	1,257.16
Content	11,423.33
Events	99.00
Gifts	5,115.04
Marketing Contractors	63,085.03
Print	245.80
Promos	1,902.01
SEM	58,840.88
TV, Press, Radio	2,062.00
Total Advertising & Marketing	**160,977.57**
Bad Debt	4,047.97
Bank Charges & Fees	14,009.49
Contractors	108,433.69
Recruiting	8,780.57
Technology	52,607.69
Total Contractors	**169,821.95**
Dues & subscriptions	7,083.75
Insurance	965.38
Interest Paid	1,802.62
Legal & Professional Services	21,193.64
Legal Settlement	10,000.00
Total Legal & Professional Services	**31,193.64**
Meals & Entertainment	4,372.34
Office Supplies & Expenses	1,220.78
GoDaddy	580.48
Software & Services	26,009.90
Total Office Supplies & Expenses	**27,811.16**
Other Business Expenses	109.90

Hotels By Day

PROFIT AND LOSS

January - December 2019

	TOTAL
Payroll Expenses	
Gross Payroll	11,653.85
Payroll Admin Fee	388.71
Payroll Taxes	1,298.32
Total Payroll Expenses	**13,340.88**
Purchases	5,000.00
Rent & Lease	28,885.25
Repairs & Maintenance	97.99
Revenue Share	2,043.15
Shipping & Freight	228.85
Taxes & Licenses	1,072.64
Travel	
Air	2,010.54
Conference	7,273.80
Lodging	927.10
Transportation	7,687.05
Total Travel	**17,898.49**
Utilities	1,479.74
Total Expenses	**$492,242.76**
NET OPERATING INCOME	**$ -89,847.89**
Other Expenses	
Amortized Startup Costs	13,243.00
Total Other Expenses	**$13,243.00**
NET OTHER INCOME	**$ -13,243.00**
NET INCOME	**$ -103,090.89**